Exhibit 4.43

Agreement

This Agreement (this “Agreement”) is entered into by and among the parties below as of December 28, 2013 in Shenzhen, People’s Republic of China (“PRC”):

500.COM LIMITED (“500.COM”), a company established and existing under the laws of Cayman Islands, with its address at Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman;

E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”), a wholly foreign owned enterprise, established and existing under the laws of the PRC, with its address at Room 3-A, Complex Building (including affiliated equipment room), Shenxianling Sports Center, Central City, Longgang District, Shenzhen;

Zhang Jing, a Chinese citizen with Chinese Identification No.: 422802198106210042.

The above parties shall be collectively referred to as the “Parties”.

Whereas:

A.	Zhang Jing is a shareholder of Shenzhen Youlanguang Technology Co., Ltd. (a limited liability company established and existing under the laws of the PRC, with its address at Room 1-B, Complex Building (including affiliated equipment room), Shenxianling Sports Center, Central City, Longgang District, Shenzhen, “Youlanguang”);

B.	E-Sun Sky Computer is a subsidiary wholly owned by 500.COM in Shenzhen, PRC;

The Parties hereby acknowledge certain financial and other matters regarding Youlanguang as follows:

1.	500.COM acknowledges and undertakes that, since the date of this Agreement (“Effective Date”), when needed by Youlanguang, 500.COM agrees to provide unconditional financial support, either by itself or through its wholly-owned subsidiary in China—E-Sun Sky Computer, to Zhang Jing in ways permitted by the PRC laws and regulations (“Financial Support”). Zhang Jing agrees to accept such Financial Support in ways permitted by the PRC laws and regulations and undertakes to use unconditionally such Financial Support only for providing funds to Youlanguang so as to develop its business.

2.	If 500.COM provides Financial Support by itself or through E-Sun Sky Computer, the repayment due date and method will be negotiated and determined by the Parties separately. To the extent permitted by the PRC laws and other applicable laws, if Zhang Jing exempts the repayment obligations of Youlanguang as needed by Youlanguang, 500.COM agrees, either by itself or by instructing E-Sun Sky Computer, to exempt the repayment obligations of Zhang Jing.

3.	Zhang Jing agrees that, to the extent permitted by the PRC laws and other applicable laws, if needed by Youlanguang, Zhang Jing may exempt the repayment obligations of Youlanguang.

4.	E-Sun Sky Computer and Zhang Jing hereby agree and acknowledge that, since the Effective Date, the agreement entered into by and between E-Sun Sky Computer and Zhang Jing on June 1, 2011 (“Original Financial Support Agreement”) shall be terminated. The rights and obligations of E-Sun Sky Computer and Zhang Jing under the Original Financial Support Agreement shall be terminated, and the rights and obligations under the Original Financial Support Agreement that have not been performed shall no longer be performed. The rights and obligations that have already been performed under the Original Financial Support Agreement shall not be affected by the termination of the Original Financial Support Agreement.

500.COM LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Director

E-Sun Sky Computer (Shenzhen) Co., Ltd.

By:	/s/ Geng Jin
Name:	Geng Jin
Title:	Legal Representative

Zhang Jing

By:	/s/ Zhang Jing